UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-12162

MULTI SOLUTIONS II, INC.
(Exact name of registrant as specified in its charter)

4400 Biscayne Blvd, 10th Floor Miami, FL 33137 (305) 579-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None

*All shares of the Registrant’s common stock were deemed cancelled and no longer outstanding as of December 2, 2024, the date the Registrant was dissolved in accordance with the Florida Business Corporation Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Multi Solutions II, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MULTI SOLUTIONS II, INC.

December 2, 2024	By:	/s/ Lindsay Shain
	Name:	Lindsay Shain
	Title:	President

	By:	/s/ Jason Melling
	Name:	Jason Melling
	Title:	Secretary and Treasurer